Exhibit 99.1 PRESS RELEASE
13 August 2026 – 08:00 CET
Non-regulated information

CMB.TECH ANNOUNCES Q2 2026 RESULTS ON 27/08/2026

ANTWERP, Belgium, 13 August 2026 – CMB.TECH NV (NYSE: CMBT, Euronext Brussels: CMBT and Euronext Oslo Børs: CMBTO) (“CMBT”, “CMB.TECH” or “the Company”) will release its second quarter 2026 earnings prior to market opening on Thursday 27 August 2026 and will host a conference call at 8 a.m. EST / 2 p.m. CET to discuss the results for the quarter. The half year report will be published on 3 September 2026.

The call will be a webcast with an accompanying slideshow. You can find the details of this conference call below and on the “Investor Relations” page of the website. The presentation, recording & transcript will also be available on this page.

Webcast Information
Event Type:	Video conference call with slide presentation
Event Date:	27 August 2026
Event Time:	8 a.m. EST / 2 p.m. CET
Event Title:	“Q2 2026 Earnings Conference Call”
Event Site/URL:	https://events.teams.microsoft.com/event/9fcf4513-4ad3-44ec-8908-7058dfe26b88@d0b2b045-83aa-4027-8cf2-ea360b91d5e4

To attend this conference call, please register via the following link.

Telephone participants who are unable to pre-register may dial in to the respective number of their location (to be found here). The Phone conference ID is the following: 244 207 376#

Change in publication date half year report

The half year report will be published on 3 September 2026.

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
13 August 2026 – 08:00 CET
Non-regulated information

Announcement Q2 2026 results – 27 August 2026

About CMB.TECH

CMB.TECH (all capitals) is one of the largest listed, diversified and future-proof maritime groups in the world with a combined fleet of about 250 vessels: dry bulk vessels, crude oil tankers, chemical tankers, container vessels and offshore energy vessels. CMB.TECH also offers hydrogen and ammonia fuel to customers, through own production or third-party producers.

CMB.TECH is headquartered in Antwerp, Belgium, and has offices across Europe, Asia and Africa.

CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol “CMBT” and on Euronext Oslo Børs under the ticker symbol “CMBTO”. More information can be found at https://cmb.tech

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

This information is published in accordance with the requirements of the Continuing Obligations on Euronext Oslo Børs

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech